Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Summary of Proceedings and Voting Results of the 75th Annual General Meeting ('AGM') of

the Tata Motors Limited ("the Company") held on August 25, 2020

Mumbai, August 26, 2020: In terms of the General Circular No. 14/ 2020 dated 8th April 2020, General Circular No. 17/ 2020 dated 13th April 2020, in relation to "Clarification on passing of ordinary and special resolutions by companies under the Companies Act, 2013 ('the Act') and the rules made thereunder on account of the threat posed by Covid-19" and General Circular No. 20/ 2020 dated 5th May 2020, in relation to 'Clarification on holding of AGM through video conferencing (VC) or other audio visual means (OAVM)' (collectively referred to as 'MCA Circulars') and Securities and Exchange Board of India vide Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated 12th May 2020, in relation to 'Additional relaxation in relation to compliance with certain provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 ('Listing Regulations') - Covid-19 pandemic' ('SEBI Circular') and in compliance with applicable provisions of the Act and the Listing Regulations, the 75th Annual General Meeting (AGM) of the Company was held on Tuesday, 25th August 2020 at 2.00 p.m. (1ST) through two-way VC/OAVM to transact the business as stated in the Notice dated 31 st July 2020, convening the AGM. We would like to inform that all the items of business contained in the said AGM Notice were transacted and passed by the Members with requisite majority. The Company also facilitated the live webcast of the proceedings.

In this regard, please find enclosed the following:

i. Summary of the proceedings of the AGM of the Company as required under Regulation 30 and Part A of Schedule 111 of the Listing Regulations- Annexure A.

ii. Consolidated voting results of remote e-voting and e-voting conducted during the AGM of the business transacted at the AGM, as required under Regulation 44(3) of the Listing Regulations - Annexure B.

iii. The Scrutinizer's Report dated August 25, 2020, pursuant to Section 108 of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexure C.

The Meeting concluded at 5:30 p.m. (1ST).

The Consolidated voting results alongwith the Scrutinizer's Report is available on the Company's website at www.tatamotors.com and on the website of National Securities Depository Limited at

www.evotinq.nsdl.com.

This is for your information and records.

Annexure A

Summary of proceedings of the 75th Annual General Meeting ('AGM/Meeting')

The 75th Annual General Meeting ("AGM") of the Members of Tata Motors Limited ("the Company") was held on Tuesday, August 25, 2020 at 2:00 p.m. (1ST) through two-way Video Conferencing ('VC')/Other Audio Visual Means ('OAVM'). The Company, while conducting the Meeting, adhered to the Ministry of Corporate Affairs (MCA) Circulars, Securities and Exchange Board of India (SEBI) Circulars, and other social distancing norms in view of the outbreak of COVID-19 pandemic.

Mr Hoshang Sethna, Company Secretary, welcomed the Members to the Meeting and briefed them on certain points relating to the participation at the Meeting through VC.

Mr Natarajan Chandrasekaran, Chairman chaired the Meeting. The requisite quorum being present, the Chairman called the Meeting to order. He informed the members that the proceedings of the meeting was video recorded and live streaming was webcast on National Depository System Limited ('NSDL') website. The Chairman welcomed all the Directors and requested them to introduce themselves to the Members. He then introduced the Chief Financial Officer and Company Secretary present with him at the common venue. The Company's Statutory Auditors and Secretarial Auditors were also present at the Meeting through VC.

The Registers as required under the Companies Act, 2013 and other relevant documents mentioned in the Notice were available for inspection in electronic mode. Since there was no physical attendance of Members and in compliance with the Circulars issued by the MCA and SEBI, the requirement of appointing proxies was not applicable, except for the authorized representatives of corporate shareholders.

The Chairman introduced the Union leaders present at the Meeting and acknowledged the contribution of the employees during the year. The Chairman thereafter delivered his opening remarks covering the macro-economic environment and industry, Company's Performance, Opportunities and Challenges, Strategic directions and future outlook. This was followed by a presentation by Mr. P B Balaji, Group Chief Financial Officer on the Company's consolidated financials, operations and highlights, steps taken for recovering and growth and way forward.

With the consent of the Members, the Notice of the Meeting and Auditors' Report were taken as read. He informed the Members that the Statutory Auditors' Report did not contain any qualifications, other reservations, adverse remarks or disclaimers. At the request of the Chairman, the Company Secretary read out extracts from the Auditors' Report and management's response thereto as stated in the Board's Report.

The Company Secretary also requested the Members who were present at the AGM but had not cast their votes prior through remote e-voting, to cast their vote during the AGM and also explained the process of e-voting on the resolutions during the meeting through the NSDL e-voting website. He further informed that Mr P N Parikh (Membership No. FCS 327) of M/s Parikh & Associates, Practicing Company Secretaries was the Scrutinizer appointed by the Board to scrutinize the remote e-voting process prior to the AGM and during the AGM in a fair and transparent manner.

In terms of the Notice dated July 31, 2020 convening the 75th AGM of the Company, the following items of business were transacted at the Meeting:

Item No.	Details of the Agenda items	Resolution required
1

To receive, consider and adopt the Audited Financial Statements of the Company for the financial year ended March 31 , 2020 together with the Reports of the Board of Directors and the Auditors thereon.

Ordinary
2	To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31 , 2020 together with the Report of the Auditors thereon.	Ordinary
3	To appoint a Director in place of Dr Ralf Speth (DIN: 03318908) who, retires by rotation and being eligible, offers himself for re-appointment.	Ordinary
4	To approve and ratify payment of Minimum Remuneration to Mr. Guenter Butschek (DIN: 07427375), Chief Executive Officer and Managing Director for FY 2019-20.	Special
5	To approve payment of Minimum Remuneration to Mr. Guenter Butschek (DIN: 07427375), Chief Executive Officer and Managing Director in case of no/inadequacy of profits during FY2020-21.	Special
6	To appoint Branch Auditors.	Ordinary
7	To ratify Cost Auditor's Remuneration.	Ordinary

The Chairman then invited the Members to express their views, give suggestions and make enquiries on the operations and financial performance of the Company and related matters. After the Members spoke, the Chairman responded to all their queries.

The Chairman thanked the Members for attending and participating in the Meeting and requested the Members to continue e-voting for next 15 minutes. The Chairman authorized the Company Secretary to carry out the voting process and declare the voting results of the consolidated voting. The Chairman thanked the members for their continuing support and for attending and participating in the meeting. After 15 minutes the Company Secretary informed the Members that the consolidated voting results alongwith the scrutinizer's report will be disseminated through the stock exchanges and also placed on the websites of the Company i.e. www.tatamotors.com, the National Securities Depository Limited www.evoting.nsdl.com within 48 hours from the conclusion of the Meeting.

The Meeting concluded at 5.30 p.m.

The Scrutinizer's Report was received after the conclusion of the Meeting on August 25, 2020 and as set out therein all the said resolutions were declared passed with the requisite majority.

Yours faithfully,
Tata Motors Limited

Annexure B

75th Annual General Meeting Voting Results

Date of the ANNUAL GENERAL MEETING		August 25, 2020
Total number of shareholders on cut-off date (August 18, 2020)	Ordinary Shareholders ‘A’ Ordinary Shareholders	: 1494063 : 208558
	Total:	1702621
No. of shareholders present in the Meeting either in person or through proxy:
Promoters and Promoter Group:	No arrangement for physical meeting or appointment of proxy was made as the meeting was held through VC/OAVM
Public:
No. of shareholders attended the Meeting Video Conferencing:
Promoters and Promoter Group:	3
Public:	415

For Tata Motors Limited

Hoshang K Sethna
Company Secretary

TATA MOTORS LIMITED
Resolution (1)
Resolution required: (Ordinary / Special)						ORDINARY
Whether promoter/ promoter group are interested in the agenda/resolution?						NO
To receive, consider and adopt the Audited Financial Statements of the Company for the financial year ended March 31, 2020 together with the Reports of the Board of Directors and the Auditors thereon.
	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on voted polled	% of Votes against on voted polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100	[9]
1	Promoter and Promoter Group	E-Voting	1336765206	1312272544	1312272544	100.00	1312272544	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			1312272544	100.00	1312272544	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1247131761	965683985	732619445	75.87	732619445	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			732619445	75.87	732619445	0	100.00	0.00	0
3	Public-Others	E-Voting	1013579823	861867644	321497195	37.30	321322693	174502	99.95	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			321497195	37.30	321322693	174502	99.95	0.00	0
	Total	E-Voting	3597476790	3139824173	2366389184	75.37	2366214682	174502	99.99	0.01	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			2366389184	75.37	2366214682	174502	99.99	0.01	0

TATA MOTORS LIMITED
Resolution (2)
Resolution required: (Ordinary / Special)						ORDINARY
Whether promoter/ promoter group are interested in the agenda/resolution?						NO
To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2020 together with the Report of the Auditors thereon.
	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on voted polled	% of Votes against on voted polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100	[9]
1	Promoter and Promoter Group	E-Voting	1336765206	1312272544	1312272544	100.00	1312272544	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			1312272544	100.00	1312272544	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1247131761	965683985	732619445	75.87	732619445	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			732619445	75.87	732619445	0	100.00	0.00	0
3	Public-Others	E-Voting	1013579823	861867644	321516639	37.30	321360399	156240	99.95	0.05	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			321516639	37.30	321360399	156240	99.95	0.05	0
	Total	E-Voting	3597476790	3139824173	2366408628	75.37	2366252388	156240	99.99	0.01	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			2366408628	75.37	2366252388	156240	99.99	0.01	0

TATA MOTORS LIMITED
Resolution (3)
Resolution required: (Ordinary / Special)						ORDINARY
Whether promoter/ promoter group are interested in the agenda/resolution?						NO
To appoint a Director in place of Dr Ralf Speth (DIN: 03318908) who, retires by rotation and being eligible, offers himself for re-appointment.
	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on voted polled	% of Votes against on voted polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100	[9]
1	Promoter and Promoter Group	E-Voting	1336765206	1312272544	1312272544	100.00	1312272544	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			1312272544	100.00	1312272544	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1247131761	965683985	736576557	76.28	732658958	3917599	99.47	0.53	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			736576557	76.28	732658958	3917599	99.47	0.53	0
3	Public-Others	E-Voting	1013579823	861867644	321617793	37.32	319641129	1976664	99.39	0.61	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			321617793	37.32	319641129	1976664	99.39	0.61	0
	Total	E-Voting	3597476790	3139824173	2370466894	75.50	2364572631	5894263	99.75	0.25	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			2370466894	75.50	2364572631	5894263	99.75	0.25	0

TATA MOTORS LIMITED
Resolution (4)
Resolution required: (Ordinary / Special)						SPECIAL
Whether promoter/ promoter group are interested in the agenda/resolution?						NO
Approval and ratification for payment of Minimum Remuneration to Mr Guenter Butschek (DIN: 0742737S), Chief Executive Officer and Managing Director for FY 2019-20.
	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on voted polled	% of Votes against on voted polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100	[9]
1	Promoter and Promoter Group	E-Voting	1336765206	1312272544	1312272544	100.00	1312272544	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			1312272544	100.00	1312272544	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1247131761	965683985	736565336	76.27	725926018	10639318	98.56	1.44	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			736565336	76.27	725926018	10639318	98.56	1.44	0
3	Public- Others	E-Voting	1013579823	8618 67644	321148408	37 .26	318382213	2766195	99.14	0.86	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			321148408	37.26	318382213	2766195	99.14	0.86	0
	Total	E-Voting	3S97476790	3139824173	2369986288	75.48	2356580775	13405513	99.43	0.57	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			2369986288	75.48	2356580775	13405513	99.43	0.57	0

TATA MOTORS LIMITED
Resolution (5)
Resolution required: (Ordinary / Special)						SPECIAL
Whether promoter/ promoter group are interested in the agenda/resolution?						NO
Approval for payment of Minimum Remuneration to Mr Guenter Butschek (DIN: 07427375), Chief Executive Officer and Managing Director in case of no/inadequacy of profits during FY 2020-21.
	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on voted polled	% of Votes against on voted polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100	[9]
1	Promoter and Promoter Group	E-Voting	1336765206	1312272544	1312272544	100.00	1312272544	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			1312272544	100.00	1312272544	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1247131761	965683985	736614404	76.28	725975086	10639318	98.56	1.44	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			736614404	76.28	725975086	10639318	98.56	1.44	0
3	Public-Others	E-Voting	1013579823	861867644	321592221	37.31	318507825	3084396	99.04	0.96	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			321592221	37.31	318507825	3084396	99.04	0.96	0
	Total	E-Voting	3597476790	3139824173	2370479169	75.50	2356755455	13723714	99.42	0.58	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			2370479169	75.50	2356755455	13723714	99.42	0.58	0

TATA MOTORS LIMITED
Resolution (6)
Resolution required: (Ordinary / Special)						ORDINARY
Whether promoter/ promoter group are interested in the agenda/resolution?						NO
Appointment of Branch Auditors.
	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on voted polled	% of Votes against on voted polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100	[9]
1		E-Voting	1336765206	1312272544	1312272544	100.00	1312272544	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
	Promoter and Promoter Group	Total			1312272544	100.00	1312272544	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1247131761	965683985	741756608	76.81	741756608	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			741756608	76.81	741756608	0	100.00	0.00	0
3	Public-Others	E-Voting	1013579823	861867644	321123393	37.26	320738384	385009	99.88	0.12	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			321123393	37.26	320738384	385009	99.88	0.12	0
	Total	E-Voting	3597476790	3139824173	2375152545	75.65	2374767536	385009	99.98	0.02	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Post al Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			2375152545	75.65	2374767536	385009	99.98	0.02	0

TATA MOTORS LIMITED
Resolution (7)
Resolution required: (Ordinary / Special)						ORDINARY
Whether promoter/ promoter group are interested in the agenda/ resolution?						NO
Ratification of Cost Auditor's Remuneration.
Promoter/Public		Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on voted polled	% of Votes against on voted polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100	[9]
1	Promoter and Promoter Group	E-Voting	1336765206	1312272544	1312272544	100.00	1312272544	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			1312272544	100.00	1312272544	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1247131761	965683985	741756608	76.81	741756608	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			741756608	76.81	741756608	0	100.00	0.00	0
3	Public-Others	E-Voting	1013579823	861867644	321361131	37.29	320591332	769799	99.76	0.24	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			321361131	37.29	320591332	769799	99.76	0.24	0
	Total	E-Voting	3597476790	3139824173	2375390283	75.65	2374620484	769799	99.97	0.03	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			2375390283	75.65	2374620484	769799	99.97	0.03	0

ANNEXURE C
PARIKH & ASSOCIATES	Office
COMPANY SECRETARIES	111, 11th Floor, Sai-Dwar CHS Ltd
Sab TV Lane, Opp Laxmi Industrial Estate,
Off Link Road, Above Shabari Restaurant,
Andheri (W), Mumbai : 400053
Tel No 26301232 / 26301233 / 26301240
Email : cs@parikhassociates.com
parikh.associates@rediffmail.com

To,

The Chairman,

Tata Motors Limited

Dear Sir,

Sub:

Consolidated Scrutinizer’s Report on remote e-voting before the 75th Annual General Meeting ('AGM') of Tata Motors Limited held on Tuesday, August 25, 2020 at 2.00 p.m. (IST) through video conferencing (‘VC’) / other audio visual means (‘OAVM’) and remote e-voting during the AGM, conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 and Regulation 44 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’)

I, P. N. Parikh, of Parikh & Associates, Practising Company Secretaries, had been appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited (‘the Company’) pursuant to Section 108 of the Companies Act, 2013 (‘the Act’) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, to conduct the remote e-voting process in respect of the below mentioned resolutions proposed at the 75th Annual General Meeting (‘AGM’) of Tata Motors Limited on Tuesday, August 25, 2020 at 2.00 p.m. (IST) through VC.

I was also appointed as Scrutinizer to scrutinize the remote e-voting process during the AGM.

The Notice dated July 31, 2020, convening the AGM, as confirmed by the Company was sent to the Shareholders in respect of the below mentioned resolutions passed at the AGM of the Company through electronic mode to those Members whose email addresses are registered with the Company/ Depositories, in compliance with the MCA Circular dated May 5, 2020 read with Circulars dated April 8, 2020 and April 13, 2020 (collectively referred to as ‘MCA Circulars’) and SEBI Circular dated May 12, 2020.

The Company had availed the e-voting facility offered by National Securities Depository Limited (‘NSDL’) for conducting remote e-voting by the Shareholders of the Company.

The voting period for remote e-voting commenced on Saturday, August 22, 2020 at 9.00 a.m. (IST) and ended on Monday, August 24, 2020 at 5.00 p.m. (IST) and the NSDL e-voting platform was disabled thereafter.

Parikh & Associates	Continuation Sheet

Resolution 1: Ordinary Resolution

To receive, consider and adopt the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2020, together with the Reports of the Board of Directors and Auditors thereon.

(i) Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	1923	2,34,00,67,426
‘A’ Ordinary Shares*	353	2,61,47,256
Total	2276	2,36,62,14,682	99.99

(ii) Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	33	1,70,225
‘A’ Ordinary Shares*	10	4,277
Total	43	1,74,502	0.01

(iii) Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Parikh & Associates	Continuation Sheet

Resolution 2: Ordinary Resolution

To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2020, together with the Report of the Auditors thereon.

(i) Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	1911	2,34,01,05,145
‘A’ Ordinary Shares*	352	2,61,47,243
Total	2263	2,36,62,52,388	99.99

(ii) Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	41	1,51,950
‘A’ Ordinary Shares*	11	4,290
Total	52	1,56,240	0.01

(iii) Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Parikh & Associates	Continuation Sheet

Resolution 3: Ordinary Resolution

To appoint a Director in place of Dr Ralf Speth (DIN: 03318908), who retires by rotation and being eligible, offers himself for re-appointment.

(i) Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	1825	2,33,84,27,225
‘A’ Ordinary Shares*	338	2,61,45,406
Total	2163	2,36,45,72,631	99.75

(ii) Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	128	58,87,693
‘A’ Ordinary Shares*	26	6,570
Total	154	58,94,263	0.25

(iii) Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Parikh & Associates	Continuation Sheet

Resolution 4: Ordinary Resolution

Approval and Ratification for payment of Minimum Remuneration to Mr. Guenter Butschek (DIN: 07427375), Chief Executive Officer and Managing Director of the Company for FY 2019-20.

(i) Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	1786	2,33,05,35,407
‘A’ Ordinary Shares*	327	2,60,45,368
Total	2113	2,35,65,80,775	99.43

(ii) Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	168	1,32,98,903
‘A’ Ordinary Shares*	37	1,06,610
Total	205	1,34,05,513	0.57

(iii) Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Parikh & Associates	Continuation Sheet

Resolution 5: Ordinary Resolution

Approval for payment of Minimum Remuneration to Mr. Guenter Butschek (DIN: 07427375), Chief Executive Officer and Managing Director of the Company in case of no/inadequacy of profits during FY 2020-21.

(i) Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	1755	2,33,07,17,214
‘A’ Ordinary Shares*	325	2,60,38,241
Total	2080	2,35,67,55,455	99.42

(ii) Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	195	1,36,09,992
‘A’ Ordinary Shares*	39	1,13,722
Total	234	1,37,23,714	0.58

(iii) Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Parikh & Associates	Continuation Sheet

Resolution 6: Ordinary Resolution

Appointment of Branch Auditors

(i) Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	1912	2,34,86,20,304
‘A’ Ordinary Shares*	351	2,61,47,232
Total	2263	2,37,47,67,536	99.98

(ii) Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	48	3,80,718
‘A’ Ordinary Shares*	12	4,291
Total	60	3,85,009	0.02

(iii) Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Parikh & Associates	Continuation Sheet

Resolution 7: Ordinary Resolution

Ratification of M/s Mani & Co., Cost Accountants (Firm Registration No. 000004) Cost Auditor’s Remuneration

(i) Voted in favour of the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	1870	2,34,84,73,857
‘A’ Ordinary Shares*	346	2,61,46,627
Total	2216	2,37,46,20,484	99.97

(ii) Voted against the resolution:

Type of Ordinary Share	Numberof members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	90	7,64,919
‘A’ Ordinary Shares*	17	4,880
Total	107	7,69,799	0.03

(iii) Invalid votes

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
‘A’ Ordinary Shares*	Nil	Nil
Total	Nil	Nil

*Each ‘A’ Ordinary shareholder is entitled to one vote for every ten ‘A’ Ordinary shares held.

Shareholders who have split their votes “assent” as well as “dissent”, while their votes are taken as cast, they have been counted only once for the purpose of number of members under the head “assent”.

Thanking you.

Yours faithfully,

P.N. Parikh

Parikh & Associates
Practising Company Secretaries
FCS: 327 CP No.: 1228
111,11th Floor, Sai Dwar CHS Ltd

Sab TV Lane, Opp. Laxmi Indl. Estate,

Off Link Road, Above Shabari Restaurant,
Andheri West, Mumbai – 400053

Place: Mumbai
Dated: August 25, 2020

For Tata Motors Limited Hoshang K Sethna Company Secretary

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

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Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.